

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 28, 2012

<u>Via Email</u>
Mr. Masahito Yamamura
Attorney-in-Fact,
Panasonic Corporation
1006, Oaza Kadoma
Kadoma-shi, Osaka 571-8501
Japan

     **Re: Panasonic Corporation
          Form 20-F for the Fiscal Year Ended March 31, 2012
          Filed June 28, 2012
          File No. 001-06784**

Dear Mr. Yamamura:

     We have reviewed your response letter dated September 19, 2012 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2012</u>

<u>Item 5. Operating and Financial Review and Prospects, page 29</u>

<u>H. Accounting Principles, page 49</u>

<u>-Valuation of Goodwill, page 50</u>

1.   We note your response to prior comment 3. Similar to your response, please revise future filings to provide more detailed information related to your goodwill impairment charges

that you recorded during fiscal 2012 or any future period whereby you incur material goodwill impairment charges.

Item 18. Financial Statements, page 99

-Consolidated Statements of Operations, page 104

2.   We note your response to prior comment 5. If other deductions are material in future periods, please revise future filings to include a break-out of the components of "other deductions" within your notes to the financial statements similar to the one provided within your response.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief